VANTAGE HEALTH.

From:
Lisa Ramakrishnan
Chief Executive Officer
Suite 640-11400 West Olympic Boulevard
Los Angeles, California, 90064-1567

AMMENDMENT #2

Re: Form S-1/A filed October 20, 2010 File No, 333-168930
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To Whom It May Concern:

On behalf of Vantage Health. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated November 3, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

FORM S-1

Prospectus Cover Page

1) The Company has revised its disclosure to remove statements related to specific proceeds being received upon exercise of outstanding warrants.

Summary - General

2) The Company has removed detailed information from the summary as suggested in the SEC Comment Letter.

Summary Page 3

3) The Company has revised the disclosure to include when and where Vantage Health was formed. Vantage Health was incorporated on April 21, 2010 in Nevada.

4) The Company has expanded the discussion in the summary to address comment 4 in the SEC Comment Letter.

5) The Company has revised the registration statement to define the ownership and difference between an API manufacturing plant and a formulation/packaging plant. The changes have been made in the plan of operations as this section has been removed from the summer in response to comment #2.

6) The Company has revised the registration statement to include details of the incorporation of Moxisign (PTY) Ltd and the extent of its current operations. In addition the ownership regarding government allocation has been addressed.

7) We confirm that the South African registered company, Moxisign (PTY) Ltd, which is 51% owned by the foreign entity, Vantage Health, is entitled to bid at SA Government tenders. South African registered companies controlled by foreign manufacturers of API`s or a potential foreign technology partner are also entitled to bid at government tenders provided they have the requisite BBBEE shareholding. Thus a foreign entity may consider a potential partnership with Moxisign (rather than developing a local manufacturing or formulation/packing facility itself) if the foreign entity believed that there might be an advantage in partnering with a local entity which already satisfied the government's BBBEE criteria. In this regard it is also noteworthy that a local entity incorporated in South Africa would be considered favorably with regard to the point scoring system at tenders especially if it was involved in the formulation and or packaging in South Africa. The other advantage that a local entity has over a foreign entity in the bidding process, is the registration process for pharmaceutical drugs at the MCC (Medicine Control Council) is considerably easier by having a locally registered South African pharmacist. Our perceived lack of pharmaceutical expertise is balanced by our technology partner being a major pharmaceutical company which is prepared to lend pharmaceutical industry assistance and its expertise.
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8)   The Company has revised the registration statement to describe how the tender will be awarded. The changes have been made in the plan of operations as this section has been removed from the summer in response to comment #2.

9) The Company has revised the registration statement to describe what is meant by "sourcing the necessary technology partner and operational team to coordinate the project.

10) The company has expanded the registration statement to clarify the use of net revenue as well as payment options for suppliers.

"We are at risk of the Department of Health not awarding Moxisign...." Page 10

11) The Company has revised the risk factor to describe the details of the minimum percentage and value of the tender required.

"We are at risk of the Department of Health not renewing our supply agreement past the 2012 period..." Page 10

12. The Company has revised the disclosure to remove language that implies we will be awarded the contract.

"If we are unable to arrange a technology partnership...." Page 10

13. The Company has added a risk factor to address the fact that management does not have experience in building and operating a pharmaceutical facility and the need to hire additional expertise

Risk Factors - General

14. The Company has added details of the financial requirements as a risk factor. In addition the details of the financial obligation and lack of funding is described in the business plan under "Potential Technical Partners".

Determination of the Offering Price, Page 16

15. The company has revised the offering price on page 16 to be consistent with the rest of the disclosure.

Description of Business, Page 25

16. The Company has revised the disclosure to revise phrases and punctuation that may have made it difficult for potential investors to understand in Description of Business section.

17. The Company expanded the discussion to explain the circumstances surrounding the Department of Trand and Industry's advice to Dr. Ramakrishnan.

18. The Company has expanded the discussion to include incorporation date of Moxisign and terms of the equity position of Vantage Health.

19. The Company has expanded the section on financial benefits and sharing between Vantage Health and Moxiesign.

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20.  As discussed in our response to question 19 above, and depending entirely on whether Vantage Health is successful in its efforts to raise capital, it is the intention of Vantage Health's management to remit the capital raised in the US to its South African 51% owned subsidiary, Moxisign (PTY) Ltd., in order to build a South African API manufacturing facility. In the event that Moxisign is successful in generating profits from the sale of such API's, or in the event that Moxisign is successful in generating profits from the sale of imported formulated products, the entire gross profit from these activities (as defined by GAAP) will reflect in the financial statements of Vantage Health, notwithstanding the fact that Vantage Health will ultimately record only 51% of its net attributable profit on the bottom line of its financial statements. Furthermore, and in the event that the commercial activities of Moxisign can generate substantial profits, then Vantage Health may ultimately pay a dividend to its US shareholders from its 51% share of net profit received from Moxisign.

21. The Company has revised the business plan section to discuss how the intended capital is proposed to be raised for the construction of facilities in South Africa. In addition the breakdown of the estimated cashflows is described in further detail.

22. The Company has revised the registration statement to disclose the age of all directors of Moxisign.

23. The Company has revised the registration statement to define "distributive net profit" and to expand upon the ownership structure.

24. The Company removed the statement that "the phamacuitcal supply industry is controlled by a small number of groups.

     Our reason for not participating in the July 2010 Department of Health tender was because the tender, was exactly the same as the previous Department of Health ARV in 2008 tender and did not request the Fixed Drug Combinations, which we believed was going to be advertised and further, because we had instructed our technology partner to produce the new fixed drug combinations of anti-retrovirals. We also did not wish to participate in a short term month to month tender and prefer to remain focused on the larger tender as we currently have no core pharmaceutical supply business which could have supported only a month to month tender.

25. The Company has revised the registration statement to include a new risk factor as well as include the basis for the perception that forien manufacturers are not committed to developing a South African production facility.

State of the South Africa HIV/AIDS Epidemic, Page 32

26. The Company has removed statements that are not consistant regarding comment #26.

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27.  The Company has expanded the discussion to state the basis for the statement concerning what the next anticipated tender will require.

28. The Company has expanded the discussion to provide additional information relative to the acquisition of TDF.

29. The Company has removed the areas of the discussion on value chain to limit discussion to areas that we expect could materially affect us.

30. The Company has updated the language in the section titled "Reliability of Supply"

Government Support, Page 40

31.  The Company has removed the government support section

Potential Technical Partners, Page 43

32. The Company has revised the disclosure to include a description of each phase.

Local Partners and Black Economic Empowerment, Page 44

33. As detailed in our response to question #6, until such time as at least 30% of Moxisign's fully diluted share capital is allocated to its BBBEE partners, the company will not be able to participate in any South African government tenders. However, it is the intention of Moxisign's management, and its CEO, Dr. Lisa Ramakrishnan, to allocate 49% of Moxisign's shares to its designated (already selected) BBBEE partners, prior to the company's submission of any government tender. As such, Moxisign expects that it shall be fully compliant with South African government tender participation rules at the time it submits its tender.

Department of Health (DOH) ARV Tender 2010, Page 45

34.  The Company has revised the disclosure to clarify the discrepancy.

35. The Company has removed the second paragraph as it contained inconsistencies.

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36.  Penalties for failure to make timely delivery of the product is clearly explained in the general conditions of tender, whereby the successful candidate will be charged the difference in delivery cost between their tendered cost and the costs imposed by the candidate who can make timely delivery of the product. Moxisign intends to fulfill the requirement for performance security by utilizing the services of major logistics companies. Moxisign may need to provide a performance security in the form of a bank guarantee or Letter of Credit as per the general conditions of tender. The company has added this statement to the plan of operations where penalties are discussed.

37. The Company has revised the disclosure to expand upon the evaluation criteria and preference point system. This has been addressed under the Government Tender Bidding Process

38. With respect to the preference points for the July 2010 tender, Moxisign believes it meets the requirements for the 2 preference points for being historically disadvantaged individuals (HDI) as Moxisign`s board is formed by four members out of six being previously historically disadvantage individuals, including the chairman of Moxisign's board of directors, Dr K.O.P.Matseke. Of the remaining Board members one is female ( Dr Ramakrishnan) which also gains a preference point. The Board members are actively involved in the management and daily business operations. In addition, Moxisign eventually intends to employ local pharmacists and labor in all phases of the business plan. The company has included this statement in the disclosure.

39. In response to comment 39-Moxisign intends to submit a bid at tender as a local company in its own right, and not as a subcontractor, and if awarded a portion of the tender Moxisign would have a contract directly with the South African government. Moxisign would remain eligible for the preference points on the basis of a partly owned HDI enterprise.

40. Inasmuch as a tender is advertised on a "month to month" basis, the South African government may, at the end of each 30 day period, order the needed drugs from additional suppliers that have submitted bids on an ongoing basis. In this regard, the month to month option is NOT in fact, a tender by the traditional definition; the government simply supplies a purchase order to its preferred current suppliers, but retains the right to terminate these supply arrangements every 30 days, if it so chooses.

41. A possible change of the ARV of choice to a different FDC would affect the business s operation plans. Depending upon the phase of the business that Moxisign had reached, and dependent upon any alteration in the Department of Health tender, it is possible that we may have to alter our importation or manufacturing processes to cater for this change. The company has added a related risk factor to the disclosure.

42. The Company has expanded the discussion to explain how the South African government currently obtains the pharmaceuticals which are subject to tender.

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43.  The Company has expanded the disclose to address comment #43 under the
     Department of Health section. In addition the response to comment #34 also addresses this comment.

The Governments Tender Bidding Process, Page 46

44. The Company has expanded the discussion to include details on the confidentiality of the adjudicating committee and its terms, conditions and point system.

45. Moxisign`s tender cannot be conditioned on any allocation of any minimum amount. Moxisign is advised that the FDC tender will be a full 2 year tender contract and not on a month to month basis.

46. As explained in response to previous comments, we were not in a position to bid on a month to month tender on account of our dependence on a technology partner who required a stable and secure 2 year contract period in order for them to commence production of ARV`s. Our technology partner did not believe it was a cost effective to pursue this short term month to month tender as it may be terminated at any juncture. This last tender was only for TDF whereas we have geared our production for FDC including TDF as this is the current treatment of choice for HIV. We had commenced preparing a bid on the assumption that the July 2010 tender was going to include the FDC; when it transpired this was not the case we decided not to bid.

     We determined to concentrate on an FDC tender as we believe the Department of Health will required FDCs over the long term and will eventually phase out the use of the older drugs that were originally advertised in the 2008 ARV tender.

47. The bidding procedure does not require you to have to bid on all of the listed drugs requested.

Report of Independent Registered Public Accounting Firm.

48.  The Company has filed the letter from our auditor electronically on EDGAR.

49. In response to this comment, our auditors erred by not dual-dating the prior audit report, and we have included a report that has been revised by our auditor to address the restatement.

Notes to consolidated Financial Statements

50. In response to this comment, we have added "Note 11 - Correction of Errors" to the June 30, 2010 financial statements which details the adjustments recorded in our financial statements and the specific effects of the corrections.

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51.  In response to this comment, we advise you that all of the assets and liabilities of Moxisign are recognized at their carrying values due to Moxisign being consolidated into our financial statements, in accordance with ASC 805-020.

52. In response to this comment, we have revised the financial statements to reflect the cash payment for the acquisition of 51% of Moxisign, which was inadvertently not separated out in the prior statement of cash flows. The loan amounts are correct as they have been presented. The cash flows statement does not agree with the totals of the loans due to timing differences as to when the loans were actually received and when our interest in Moxisign was acquired.

53. In response to this comment, we clarify for you that, as we presently have not sold any products, we have no product liability exposure.

Exhibits

54.  The executed copies of exhibits 10.3 and 10.4 have been filed on EDGAR.

Vantage Health


/s/ Lisa Ramakrishnan
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Lisa Ramakrishnan, CEO